Exhibit 12

The J. M. Smucker Company

Computation of Ratio of Earnings to Fixed Charges

(in millions of dollars)

July 31, 2014
Three Months Ended
Earnings before fixed charges:
Income before income taxes	$175.5
Total fixed charges	24.9
Less: capitalized interest	(1.3)

Earnings available for fixed charges	$199.1
Fixed charges:
Interest and other debt expense, net of capitalized interest	$17.7
Capitalized interest	1.3
Estimated interest portion of rent expense (a)	5.9

Total fixed charges	$24.9
Ratio of earnings to fixed charges	8.0

(a)	For purposes of this calculation, management estimates approximately one-third of rent expense is representative of interest expense.